UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Rimini Street Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

76674Q107

(CUSIP Number)

Robin Murray

c/o Adams Street Partners

One North Wacker Drive, Suite 2300

Chicago, Illinois 60606

(312) 553-7890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 25,598,902(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 25,598,902(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,598,902(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Represents 4,360,765 shares of common stock held by Adams Street 2007 Direct Fund, L.P.,168,900 shares of common stock issuable upon conversion of the 1,689 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2007 Direct Fund, L.P., 4,915,325 shares of common stock held by Adams Street 2008 Direct Fund, L.P., 190,500 shares of common stock issuable upon conversion of the 1,905 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2008 Direct Fund, L.P., 4,306,549 shares of common stock held by Adams Street 2009 Direct Fund, L.P.,166,800 shares of common stock issuable upon conversion of the 1,668 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2009 Direct Fund, L.P., 1,313,301 shares of common stock held by Adams Street 2013 Direct Fund LP, 1,786,318 shares of common stock held by Adams Street 2014 Direct Fund LP, 1,371,200 shares of common stock held by Adams Street 2015 Direct Venture/Growth Fund LP, 1,353,906 shares of common stock held by Adams Street 2016 Direct Venture/Growth Fund LP, 3,982,079 shares of common stock held by Adams Street Venture/Growth Fund VI LP, 288,559 shares of common stock held by Adams Street Rimini Aggregator LLC and 1,394,700 shares of common stock issuable upon conversion of the 13,947 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street Rimini Aggregator LLC. Adams Street Partners, LLC is the manager of Adams Street Rimini Aggregator LLC and the managing member of the general partner or the managing member of the general partner of the general partner of each of the other entities listed above and may be deemed to beneficially own the shares held by them. Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, Fred Wang, Michael R. Zappert, David Brett, Sachin Tulyani and Craig D. Walsh each of whom is a partner of Adams Street Partners, LLC (or a subsidiary thereof), may be deemed to have shared voting and investment power over the shares reported herein. Adams Street Partners, LLC and Thomas S. Bremner, Jeffrey T. Diehl, Elisha P. Gould, Robin Murray, Fred Wang, Michael R. Zappert, David Brett, Sachin Tulyani and Craig D. Walsh disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein.
(2)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018, and assuming conversion of the 19,209 shares of Series A Redeemable Convertible Preferred Stock into shares of Common Stock.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2007 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,529,665(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,529,665(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,529,665(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 4,360,765 shares of common stock held by Adams Street 2007 Direct Fund, L.P. and 168,900 shares of common stock issuable upon conversion of the 1,689 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2007 Direct Fund, L.P.
(2)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018, and assuming conversion of the 1,689 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2007 Direct Fund, L.P. into shares of Common Stock.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2008 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,105,825(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,105,825(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,105,825(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 4,915,325 shares of common stock held by Adams Street 2008 Direct Fund, L.P. and 190,500 shares of common stock issuable upon conversion of the 1,905 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2008 Direct Fund, L.P.
(2)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018, and assuming conversion of the 1,905 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2008 Direct Fund, L.P. into shares of Common Stock.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2009 Direct Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,473,349(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,473,349(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,473,349(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 4,306,549 shares of common stock held by Adams Street 2009 Direct Fund, L.P. and 166,800 shares of common stock issuable upon conversion of the 1,668 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2009 Direct Fund, L.P.
(2)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018, and assuming conversion of the 1,668 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street 2009 Direct Fund, L.P. into shares of Common Stock.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2013 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,313,301
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,313,301
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,313,301
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2014 Direct Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,786,318
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,786,318
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,786,318
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2015 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,371,200
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,371,200
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,200
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street 2016 Direct Venture/Growth Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,353,906
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,353,906
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,353,906
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street Venture/Growth Fund VI LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,982,079
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,982,079
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,982,079
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018.

CUSIP No.: 76674Q107

1.	NAME OF REPORTING PERSON Adams Street Rimini Aggregator LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,683,259(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,683,259(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,683,259(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 288,559 shares of common stock held by Adams Street Rimini Aggregator LLC and 1,394,700 shares of common stock issuable upon conversion of the 13,947 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street Rimini Aggregator LLC.
(2)	Based on 60,005,131 shares of the Issuer’s common stock outstanding as of June 22, 2018, as reported in the Issuer’s Proxy filed on July 2, 2018 with the Securities and Exchange Commission and the 2,896,556 shares of Common Stock being offered pursuant to the Securities Purchase Agreement dated July 19, 2018, and assuming conversion of the 13,947 shares of Series A Redeemable Convertible Preferred Stock held by Adams Street Rimini Aggregator LLC into shares of Common Stock.

Explanatory Note

This Amendment No. 3 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by Adams Street Partners, LLC on October 23, 2017, as amended by Amendment No. 1 and Amendment No. 2 thereto filed with the SEC on February 15, 2018 and July 3, 2018, respectively, (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following: The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

Item 4 of the Schedule 13D is hereby amended to add the following: The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As previously reported, on June 18, 2018, Rimini Street, Inc. (the “Company”) entered into a Securities Purchase Agreement with several affiliates of Adams Street Partners, LLC and other accredited investors for a private placement of the Company’s securities. Pursuant to the Securities Purchase Agreement, the completion of the transaction was conditioned on the satisfaction or waiver of certain conditions, including, among others, that the Company obtain the approval of its stockholders of the issuance of all of the shares to be sold in the financing.

On July 12, 2018, the Company convened a special meeting of stockholders to vote to approve the financing, among other matters. As reported in the Company’s Form 8-K filed with the SEC on July 12, 2018, the stockholders voted to approve the financing transaction at the special meeting.

On July 19, 2018, with all the closing conditions of the Securities Purchase Agreement having been satisfied, the financing transaction closed and affiliates of Adams Street Partners, LLC purchased an aggregate of 397,428 shares of the Company’s common stock and 19,209 shares of the Company’s Series A Redeemable Convertible Preferred Stock for an aggregate purchase price of $18,248,550. As a result of closing the transactions contemplated in the Securities Purchase Agreement, the voting agreements to which certain of the Company’s stockholders, including the reporting person, were parties, as previously described in Amendment No. 2, automatically terminated with no continuing obligations or liabilities upon the parties thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2018

ADAMS STREET 2007 DIRECT FUND, L.P.

By: ASP 2007 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2008 DIRECT FUND, L.P.

By: ASP 2008 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2009 DIRECT FUND, L.P.

By: ASP 2009 Direct Management, LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2013 DIRECT FUND LP

By: ASP 2013 Direct Management LP, its General Partner

By: ASP 2013 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2014 DIRECT FUND LP

By: ASP 2014 Direct Management LP, its General Partner

By: ASP 2014 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2015 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2015 Direct Management LP, its General Partner

By: ASP 2015 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET 2016 DIRECT VENTURE/GROWTH FUND LP

By: ASP 2016 Direct Management LP, its General Partner

By: ASP 2016 Direct Management LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET VENTURE/GROWTH FUND VI LP

By: ASP VG Management VI LP, its General Partner

By: ASP VG Management VI LLC, its General Partner

By: Adams Street Partners, LLC, its Managing Member

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President

ADAMS STREET RIMINI AGGREGATOR LLC

By: Adams Street Partners, LLC, Manager

By:	/s/ Sara Robinson Dasse
Name:	Sara Robinson Dasse
Title:	Executive Vice President